September 23, 2005

CC Tollgate Casino, LLC
1263 Lake Plaza Drive
Colorado Springs, CO 80906

Attn: Larry Hannappel, Sr. V.P.

Dear Mr. Hannappel:

This will supplement the Confidential Commitment Letter issued by Wells Fargo Bank and accepted by CC Tollgate Casino, LLC on July 14, 2005 (the "Commitment Letter"). In the Commitment Letter Wells Fargo committed to endeavor to form a syndicate of institutional lenders and accredited investors to provide the Revolving Facility and C/T Facility. We are pleased to inform you that we have been successful in forming the syndicate of institutional lenders and have procured commitments from such other lenders to fully syndicate both the Revolving Facility in the amount of $2,500,000.00 and the C/T Facility in the amount of $32,500,000.00 for total commitments in the amount of $35,000,000.00. We are now ready to proceed with loan closing subject to finalization of documentation and satisfaction of each of the other conditions precedent for closing as set forth in the Commitment Letter and the Term Sheet attached thereto and your additional agreement to provide a completion guaranty.

In consideration of our successful efforts of fully syndicating the Revolving Facility and the C/T Facility, you agree that the Facility Fee shall be due Wells Fargo regardless of whether or not the financing is closed, unless the reason that the financing fails to close is caused by Wells Fargo or by one or more of the lenders.

Please evidence your acknowledgement and agreement of the foregoing by executing this letter where indicated below.

Very truly yours, WELLS FARGO BANK, N.A. By /s/ Ryan Edde Ryan Edde, Vice President

ACKNOWLEDGED AND AGREED TO.

CC TOLLGATE CASINO, LLC

By: CENTURY CASINOS TOLLGATE, INC.,
It's Manager

By /s/ Larry Hannappel
Larry Hannappel,
Chief Executive Officer and
Secretary

July 14, 2005

CONFIDENTIAL

CC Tollgate Casino, LLC
1263 Lake Plaza Drive
Colorado Springs, CO 80906

Attention: Larry Hannappel, Senior Vice President

Gentlemen:

Financing. CC Tollgate Casino, LLC, a Colorado limited liability company ("you", "Company" or "Borrower) has advised Wells Fargo Bank, National Association ("we", "us" or "WFB") that the Company would like to have up to $35,000,000.00 available to (i) fund the construction of a to-be-built casino, hotel and parking structure, including interest during construction, (ii) finance the purchase of gaming equipment, (iii) to finance pre-opening and transaction costs, (iv) fund ongoing working capital needs of the casino, and (v) refinance certain existing indebtedness; all as set forth by the term sheet. The financing we propose ("Financing") is described in the Summary of Terms and Conditions attached as Exhibit A ("Term Sheet"), and consists of (a) a Senior Secured Construction/Term Facility ("C/T Facility") in the principal amount of $32,500,000.00, and (b) a Senior Secured Revolving Facility ("Revolving Facility") in the maximum amount of $2,500,000.00.

Commitment. Subject to the terms and conditions of this letter, we are pleased to commit up to $1,071,428.57 of the Revolving Facility and to commit up to $13,928,571.43 of the C/T Facility and to endeavor to form a syndicate of institutional lenders and accredited investors acceptable to you and us to provide the remainder of the Revolving Facility and the C/T Facility plus, if we so decide, a portion of our commitment. Our commitment will be reduced as and when commitments to provide a portion of the Financing exceeding such remainder are received from such lenders.

We will act as exclusive arranger and sole book runner for the Financing, and also as administrative agent for the syndicate of lenders. You agree that no additional agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than as set forth in this letter and the Term Sheet) will be paid in connection with the Financing, unless you and we agree in writing.

Conditions to Commitment. Our commitment is conditioned on (a) no material adverse change occurring in the business, assets, financial condition, performance or prospects of the Company or any of its material subsidiaries, or in the ability of the Company to operate in accordance with the financial projections and to comply with the financial covenants in the Term Sheet, in each case since the date of the latest financial statements provided to us, (b) our being satisfied with the results of our continuing due diligence review of the Company and discovering no information in the course of our due diligence or otherwise that we believe has a materially negative impact on any of the items in (a) above, (c) the information provided by the Company as described above being correct and complete in all material respects, (d) the conditions to be set forth in the loan documents being satisfied, (e) no material adverse change or disruption occurring in the bank loan syndication or capital markets, (f) no litigation or other action being pending or threatened seeking an injunction, damages or other relief relating to the Financing, (g) no material adverse change occurring in governmental regulation or policy that adversely affects you or us, (h) the Company's obtaining the proceeds of the Subordinated Loan, as provided in the Term Sheet, with net cash proceeds of at least $4,320,000.00 on terms and conditions satisfactory to us, and (i) successful syndication of the C/T Facility and Revolving Facility, as contemplated hereby. We note that the commitments of prospective lenders will be conditioned on their satisfaction with their own due diligence reviews.

Our commitment is also conditioned on the negotiation, execution and delivery of loan documents acceptable to you, us, the other lenders and respective counsel, not later than September 30, 2005. The Term Sheet does not include all of the conditions, business and financial covenants, representations, warranties, defaults, definitions and other terms to be contained in the loan documents, some of which must still be developed and agreed upon. We reserve the right to propose additional terms.

Syndication. We intend to commence syndication efforts promptly after you sign this letter. You agree to cooperate with us in good faith toward the execution and delivery of the loan documents ("Closing") and to take all actions we reasonably request of you to assist us in forming a syndicate of lenders and completing a syndication satisfactory to us. These actions will include (a) providing us with all information we consider necessary, and in the form we request, including information and projections relating to the Financing and its uses, (b) assisting us in preparing an information memorandum for use in connection with the syndication, and verifying the information contained therein, and (c) making senior officers and representatives of the Company available during the syndication to make presentations concerning the business and prospects of the Company at one or more meetings and conference calls we may arrange with prospective lenders. You also agree to refrain from any activity in the bank loan syndication market and the private placement market from the date you sign this letter until the Closing occurs and the syndication has been successfully completed.

You represent and warrant (in the case of industry information, to the best of your knowledge) that (a) all information (other than financial projections) that you or your representatives have provided or will provide to us or any prospective lender is, or when provided will be, complete and correct in all material respects and does not, or when provided will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which they are made, and (b) all financial projections that have been or will be so provided have been or will be prepared in good faith based on reasonable assumptions (it being understood that assumptions as to future results are inherently subject to uncertainty and contingencies, many of which are beyond your control, and that no assurance can be given that any particular projections will be realized). You agree to supplement such information and projections from time to time before the Closing and during the syndication so that these representations and warranties remain complete and correct. We will use the information and projections without independent verification in syndicating the Financing.

Indemnification and Expenses. You agree to indemnify and hold harmless us, the prospective lenders and our and their respective directors, officers, employees, agents, attorneys and affiliates (each, an "indemnified person") from and against all losses, claims, damages, liabilities and expenses which may be incurred by or asserted against an indemnified person in connection with or arising out of this letter, the Financing, the use of the proceeds thereof, or any related transaction, regardless of whether the indemnified person is a party thereto, and to reimburse each indemnified person on demand for all reasonable legal and other expenses incurred in connection with investigating or defending any of the foregoing, provided that this indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or expenses arising from the willful misconduct or gross negligence of such indemnified person or any breach by such indemnified person of its obligations under this letter. No party hereto will be liable to any other party hereto for indirect or consequential damages relating to any such matters. You also agree to pay all of our reasonable expenses (including fees and expenses of our outside counsel, consultants and other experts) incurred in connection with preparing, negotiating and enforcing this letter and the loan documents, conducting the due diligence reviews, syndicating the Financing (including the use of IntraLinks) and related matters. In this regard upon acceptance of this Commitment, you agree to deposit $50,000.00 into the trust account of our attorneys, Henderson & Morgan, LLC ("H&M") to be used to pay the attorneys fees and expenses of H&M incurred in connection with the negotiation of the Financing and preparation of Loan Documents on behalf of WFB. You and we agree that in the event this commitment terminates for any reason (other than due to the gross negligence or intentional misconduct of an indemnified person, in which case the deposit shall be returned to you) that the attorneys fees and costs shall be paid from such deposit and the excess shall be returned to you.

General. Your obligations under Indemnification and Expenses above will survive the Closing or the expiration or termination of our commitments in this letter. Your representations and warranties under Syndication above will be superseded at the Closing by the representations and warranties in the loan documents.

This letter is supplemented by a separate confidential fee letter dated the date hereof from us to you (the "Fee Letter"). This letter, the Term Sheet and the Fee Letter constitute the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and current understandings and agreements, whether written or oral, including, without limitation, the Commitment Letters and attached Term Sheets previously forwarded to you dated July 7, 2005 and July 12, 2005, respectively. Any changes to this letter, the Term Sheet or the Fee Letter must be agreed in writing by the parties hereto. This letter and the Fee Letter may be executed in any number of counterparts (and delivery of an executed counterpart by telecopier will be effective as delivery of a manually executed counterpart), which together will constitute one agreement, and will be governed by and construed in accordance with the internal laws of the State of Nevada. The parties hereto hereby waive any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this letter and/or the Fee Letter.

You agree not to disclose this letter, the Term Sheet, the Fee Letter or any of their terms, directly or indirectly, to any person other than your employees, agents and advisors who are directly involved in the Financing or related transactions and agree not to disclose the same, except as may be required by law (in which case you agree to inform us promptly thereof); provided that after you sign and return this letter and the Fee Letter, the foregoing restrictions will cease to apply to this letter, but shall continue to apply to the Fee Letter. This letter is for your benefit only and may not be relied upon by, and does not create any rights in favor of, any other person or entity, including those who are authorized to receive copies hereof.

If you are in agreement with the foregoing, please sign and return to us a copy of this letter and the Fee Letter and remit the $50,000.00 deposit to Henderson & Morgan, LLC, no later than 5:00 p.m., Pacific time, on July 15, 2005. Our commitment and other agreements herein will expire at that time if by then we have not received such signed letters.

We look forward to working with you on this transaction.

Very truly yours,
WELLS FARGO BANK, NATIONAL ASSOCIATION
		By:	/s/ Ryan Edde
		Name:	Ryan Edde, Vice President
Accepted and agreed to:
CC TOLLGATE CASINO, LLC
By:	/s/ Larry Hannappel
Name:	Larry Hannappel
Title:	CEO and Secretary
Dated:	July 14, 2005

Wells Fargo

Summary of Indicative Terms & Conditions
$32,500,000 Senior Secured Construction/Term Facility &
$2,500,000 Senior Secured Revolving Facility
Tollgate, LLC
Dated July 14, 2005

Borrower: CC Tollgate Casino, LLC (“Borrower”).

Lenders: Wells Fargo Bank, acting as the agent (“Agent”), along with a group of financial institutions and investors (“Participants”). The Agent and Participants are collectively referred to as the “Lenders”.

Senior Secured
Construction/Term
Facility: A $32,500,000 construction loan, with a maturity not to exceed 12 months, which shall convert to a 60-month term loan (the “Construction/Term Facility” or “C/T Facility”) at such time as construction of the Casino has been completed and the Casino has been opened to the general public (“Term Out Date” or “TOD”). The Term Out Date shall occur no later than 12 months after closing of the C/T Facility. Construction advances shall be subject to Agent’s review of Borrower’s construction budgets. In the event the borrowing needs for the Borrower are less than anticipated due to a) construction and/or equipment costs for the Casino being less than budgeted or, b) an equity contribution(s) from an outside party (including any affiliate of Borrower, or of Century Casinos, Inc.) or proceeds from Junior Subordinated Debt, which in either case are used to reduce the borrowing need, (provided that any such equity shall be contributed or Junior Subordinated Debt proceeds received prior to the Term Out Date) by Lenders; then, in either event, unused commitments will be terminated and only the amount outstanding at the Term Out Date shall be termed out.

Senior Secured
Revolving Facility: A 72-month, $2,500,000 revolving line of credit (the “Revolving Facility”). Any amounts borrowed and later repaid may be re-borrowed up to the maximum commitment under the Revolving Facility.

The Construction/Term Facility and the Revolving Facility are referred to collectively as “the Facilities”.

Purpose: To (i) fund the construction of a to-be-built casino, hotel and parking structure (the “Casino”), including interest during construction (construction to be completed no later than 12-months from closing of the Facilities) (ii) to finance gaming equipment (iii) to refinance an existing loan from Colorado Business Bank with a principal balance not to exceed $5,000,000.00 (iv) to finance pre-opening and transaction costs (transaction costs to be financed may include obligations to Canyon Capital Advisors, LLC and Innovation Capital Holdings, LLC, for advisory services rendered in connection with the transactions contemplated hereby provided that the aggregate of such obligations does not exceed $1,000,000); and (v) to fund ongoing working capital needs of the Casino.

Maturity:  Seventy two (72) months from the date of closing.

Amortization: The Revolving Facility shall be interest only. Any amounts borrowed and later repaid may be re-borrowed up to the maximum commitment under the Revolving Facility from the closing through Maturity. The C/T Facility shall be interest only from the closing date through the Term Out Date (with interest during such period to be paid with proceeds of the C/T Facility). Beginning at the end of the first full fiscal quarter following the Term Out Date, the outstanding principal amount of the C/T Facility shall be reduced quarterly as follows (“Quarterly Reductions”):

Full Fiscal Quarters After TOD	Quarterly Reduction
1st through 4th	$600,000
5th through 8th	$725,000
9th through 12th	$850,000
13th through 16th	$1,00,000
17th through 19th	$1,100,000
20th (Maturity)	Balance Outstanding
In addition to the Quarterly Reductions, a Surplus Cash Flow Prepayment (“SCF Prepayment”) equal to 50% of Surplus Cash Flow will be required. SCF Prepayments shall be made on the 30th day after each fiscal quarter which follows the Term Out Date (except for those fiscal quarters for which Borrower meets the SCF Ratio Requirement referred to below). Surplus Cash Flow shall mean quarterly EBITDAM (which includes device fee rebates from Central City) minus quarterly maintenance capital expenditures minus required quarterly debt service on all outstanding indebtedness of the Borrower (exclusive of SCF Prepayments). The SCF Prepayments shall be applied towards satisfaction of the Quarterly Reductions in the inverse order of their maturity. Borrower shall not be required to make SCF Prepayments for those fiscal quarters with respect to which Borrower has reduced its Senior Leverage Ratio (defined below) to less than 2.50x as of the end of such fiscal quarter, measured on a trailing twelve-month basis (the “SCF Ratio Requirement”).

Any unpaid principal on the Facilities will be due at Maturity.

Interest Rate:  The interest rate on the Facilities will be the Prime Rate plus 4.0% with a floor of 8.5%. Interest on the Facilities will be payable monthly. An Unused Fee, at the rate of three quarters of one percent (.75%) per annum, shall be assessed on the unused portion of the Revolving Facility and, prior to the Term Out Date, on the unused portion of the C/T Facility. The Unused Fee on each Facility shall be payable quarterly, in arrears.

“Prime Rate” means at any time the rate of interest most recently announced within Wells Fargo at its principal office in San Francisco as its Prime Rate, with the understanding that Wells Fargo's Prime Rate is one of its base rates and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto, and is evidenced by the recording thereof after its announcement in such internal publication or publications as Wells Fargo may designate. Each change in the Prime Rate will be effective on the day the change is announced within Wells Fargo.

After an event of default, interest will accrue at the rate otherwise applicable plus 4.00% per annum.

Interest Rate Protection: Borrower will be required to enter into interest rate protection agreements satisfactory to Lenders (such agreements to include swaps, caps, or collars) to synthetically fix at least 75% of Borrower’s total indebtedness. Such agreements shall be entered into within a period after the closing date which is acceptable to Lenders.
Security: The Borrower will grant to Lender a first priority security interest and/or a deed of trust in the Casino and all of Borrower’s other assets, all including, without limitation, real estate, FF&E, intangibles, accounts and the proceeds thereof and other gaming equipment and assignment of all major leases, contracts, franchise agreements, intellectual property rights pertaining to the Casino now owned or hereafter acquired, and a first priority exclusive security interest in the cash and revenues derived from the operations of the Casino (“Revenues”).

Requirements: Annual Audit of the Borrower within one hundred and twenty (120) days of the end of the Borrower’s fiscal year.

Monthly Operating Statements of the Borrower no later than thirty (30) days after the close of each calendar month.

Quarterly Compliance Certificate no later than thirty (30) days of the end of each of the Borrower’s fiscal quarters.

5-year Budget of the Casino within forty five (45) days of the end of the Borrower’s fiscal years to include a summary balance sheet and income statement in accordance with GAAP. The budget should also include a summary of assumptions used in determining the budget (i.e. revenue growth rate, EBITDA, EBITDA margin, EBITDAM, EBITDAM margin, maintenance capital expenditures, project capital expenditures made, distributions, etc).

Other Reporting Requirements to be determined by Lenders.

Primary Financial
Covenants: Unless otherwise noted, covenants will be measured on a trailing twelve-month basis. Management Fees will be required to be subordinated to the Facilities. Borrower shall certify as to compliance with all financial covenants quarterly.

Adjusted Fixed Charge
Coverage Ratio: The Borrower will be required to maintain an Adjusted Fixed Charge Coverage Ratio (“AFCC Ratio”) no less than the following minimum coverages:
Full Fiscal Quarters After TOD	Minimum AFCC Ratio
1st through 4th	1.10:1.00
5th through Maturity	1.15:1.00
“AFCC Ratio” shall be defined as the ratio of EBITDAM (which includes device fee rebates from Central City) minus dividends and minus maintenance capital expenditures of the Casino to annual debt service on all outstanding indebtedness of the Borrower (exclusive of SCF Prepayments.

Maximum
Senior Leverage Ratio:  The Borrower will maintain a Leverage Ratio defined as Senior Funded Debt to EBITDAM as follows:
Full Fiscal Quarters After TOD	Maximum Senior Leverage Ratio
1st through 4th	4.25:1.00
5th through 8th	3.75:1.00
9th through 12th	3.25:1.00
13th through 16th	2.75:1.00
17th through Maturity	2.25:1.00

Maximum
Total Leverage Ratio:  Borrower will maintain a Leverage Ratio defined as Total Funded Debt to EBITDAM as follows:

Full Fiscal Quarters After TOD	Maximum Total Leverage Ratio
1st through 4th	4.75:1.00
5th through 8th	4.50:1.00
9th through 12th	4.00:1.00
13th through 16th	3.25:1.00
17th through Maturity	2.75:1.00

Minimum EBITDAM: Borrower shall maintain minimum EBITDAM as follows:
Full Fiscal Quarters After TOD	Minimum EBITDAM
1st through 8th	$8,000,000
9th through 16th	$8,250,000
17th through Maturity	$8,500,000

Other Indebtedness Except as set forth below; Borrower shall be prohibited from incurring Indebtedness in addition to the Facilities without obtaining the consent of the Lenders. The Lenders’ credit agreement shall permit Borrower to incur Indebtedness as follows without the consent of the Lenders so long as no default or event of default exists under the Loan Documents (collectively, “Other Permitted Indebtedness”):
                            i)  Up to $500,000 of purchase money Indebtedness, which may be secured by the assets purchased with such indebtedness.

 ii)  $1,000,000 in existing indebtedness payable by Borrower to Central City Venture, LLC, a Delaware limited liability company (the “CCV Note Payable”) provided that such indebtedness shall be fully subordinated to the Lenders with all payments prohibited thereunder and with no enforcement rights in favor of the holder of such indebtedness, in each case, until 18 months after the Term Out Date. Thereafter, no payments shall be made under the CCV Note Payable if: (i) Borrower is in default of its obligations under the Loan Documents; or (ii) circumstances exist, or would be caused by such a payment, that would result in a default with notice or lapse of time. The CCV Note Payable shall not bear interest in excess of 8% per annum and shall be unsecured. The instrument(s) evidencing the CCV Note Payable, and related documentation, shall be subject to Lenders’ review and approval.

iii)  Up to $1,000,000 of additional Indebtedness, which shall be unsecured.

iv)  Borrower will be required to obtain $4,500,000 of senior subordinated Indebtedness (the "Senior Subordinated Loan") which shall be fully subordinated to Lenders with all payments of principal and interest prohibited thereunder and with no enforcement rights in favor of such subordinated lender until the C/T Facility and the Revolving Facility have been fully repaid. Such Senior Subordinated Loan shall have a maturity at least 6 months after Maturity of the C/T Facility and Revolving Facility. The Senior Subordinated Loan shall be secured by a second lien on the Security. The net cash proceeds of the Senior Subordinated Loan, which shall be at least $4,320,000 shall be received by Borrower and funded into the construction of the Casino prior to the initial disbursement of funds under the Construction/Term Facility and the Revolving Facility. The instrument(s) evidencing the Senior Subordinated Loan, and related documentation, shall be subject to Lenders’ review and approval.

v)  Borrower may incur additional subordinated Indebtedness (the "Junior Subordinated Debt") which shall be fully subordinated to Lenders and to the Senior Subordinated Loan with all payments of principal and interest prohibited thereunder and with no enforcement rights in favor of such junior subordinated lender until the C/T Facility, the Revolving Facility and the Senior Subordinated Loan have been fully repaid. Such Junior Subordinated Debt shall have a maturity at least 6 months after Maturity of the Senior Subordinated Loan. The Junior Subordinated Debt shall be unsecured. The instrument(s) evidencing the Junior Subordinated Debt, and related documentation, shall be subject to Lenders' review and approval.

Capital Expenditures: Beginning the first full fiscal quarter following opening, Borrower will be required to make Maintenance Capital Expenditures with respect to the Casino in each fiscal year as follows:

Full Fiscal Quarters After Opening	Min. Maintenance Capex (as a % of gross gaming rev.)	Max. Maintenance Capex (as a % of gross gaming rev.)
1st through 4th	1.0%	6%
5th through 8th	1.5%	6%
9th through Maturity	2.0%	6%

Dividends:   After a period of time following the opening of the Casino, to be determined by Lenders, dividends may be made in any calendar quarter provided that the Borrower remains in compliance (on a pro forma basis) with the Lenders’ credit agreement generally as well as the financial covenants.

Restriction on Liens:  The Borrower shall not permit any person to have Recourse with respect to the Security except (i) pursuant to the Loan Documents and (ii) as permitted with respect to Other Permitted Indebtedness.

Investments:   Borrower is prohibited from transferring funds out of the Casino via capital expenditure, loan, investment, advance, acquisition or any other form without prior written approval from Lenders.

Insurance:  Borrower shall maintain insurance coverage on its businesses and assets at levels acceptable to Lenders. Insurance levels will be review by Lenders insurance consultant (who will work at Borrower’s expense).

Contingent Liabilities: The Borrower shall be prohibited from guaranteeing or otherwise incurring any additional contingent indebtedness without prior written approval from Lenders.
Restrictions
on Subsidiaries: Borrower shall not create any subsidiaries without prior written approval from Lenders.

Construction Controls: The Borrower’s plans, contracts and budgets for the construction project will be subject to review by Lenders’ construction consultant (who will work at Borrower’s expense) prior to funding of the Facilities. Borrower will permit the Lenders' construction consultant to inspect and audit construction work and all budgets, plans, designs and specifications during the term of construction as requested. Construction advances shall be subject to Agent’s review of construction budgets.

Management Contract: The Borrower’s management contract shall be fully subordinated to Lenders.

Licensing: On or before the Term Out Date, Borrower shall obtain such licenses and other governmental approvals which are necessary to operate the Casino as contemplated including, without limitation, all necessary licenses and approvals from the Colorado gaming authorities (the “Gaming License”). Prior to closing, Borrower shall provide Lenders with a “comfort letter” from the Colorado gaming authorities, in a form and substance acceptable to Lenders, providing assurances that the Colorado gaming authorities are unaware of any significant impediments to issuance of the Gaming License.

Other: Restrictions will apply to: changes in the nature of the Borrower’s business, management and ownership; sale of all or a substantial or material part of the Borrower's assets; mergers, acquisitions, reorganizations and recapitalizations; sale-leasebacks; lease expenditures; and transactions with affiliates.

Transaction Costs: The Borrower will be responsible for the fees and expenses of Lenders’ legal counsel.

Governing Law: State of Nevada

Counsel to Lender: Henderson & Morgan, LLC.

Confidentiality: This letter is delivered to you with the understanding that neither it nor its substance shall be disclosed to any third persons except those who are in a confidential relationship to you (such as your legal counsel, consultants or accountants, or where the same is required by law), and except as otherwise provided by the commitment letter to which this term sheet is attached.

This Summary of Terms and Conditions is not intended to be, and should not be construed as an attempt to establish all of the terms and conditions relating to the proposed Facilities. It is not intended to preclude negotiations within the general scope of these terms and conditions. The loan documents containing final terms and conditions will be subject to approval by Borrower, Wells Fargo and all Lenders.